UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

The Wet Seal, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-35634	33-0415940

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

26972 Burbank, Foothill Ranch, California                              92610

(Address of principal executive offices)                                    (Zip Code)

Alyson G. Barker, 949-699-3998
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_✓__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01: CONFLICT MINERALS DISCLOSURE AND REPORT
During the period January 1, 2013, to December 31, 2013 (the “Relevant Period”), The Wet Seal, Inc. (the “Company”) contracted to manufacture certain products which contain conflict minerals that are necessary to the functionality or production of such products (“necessary conflict minerals”). As a result, the Company conducted a reasonable country of origin inquiry with respect to such products (the “RCOI”).

The Company’s RCOI process commenced with the preparation of a conflict minerals questionnaire based on the model questionnaires prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative. The questionnaires were then distributed electronically to all vendors with whom the Company contracted to manufacture products containing necessary conflict minerals during the Relevant Period. The vendors completed such questionnaires and electronically returned them to the Company. Vendor responses were then reviewed by Company compliance personnel. When the nature of a response warranted further analysis, Company compliance personnel contacted the relevant vendor for further evidence, either oral or written, to validate the response.

Based on the results of its RCOI, the Company determined it has no reason to believe that products it contracted to manufacture containing necessary conflict minerals during the Relevant Period may have originated in the Democratic Republic of Congo or an adjoining country.

This information is also publicly available on the Company’s website at http://ir.wetsealinc.com/sec.cfm. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE WET SEAL, INC.

By:	/s/ Steven H. Benrubi	June 2, 2014
Steven H. Benrubi
Executive Vice President and Chief Financial Officer